UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PRIMORIS SERVICES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

74164F 11 1

(CUSIP Number of Warrants)

74164F 20 2

(CUSIP Number of Units)

Brian Pratt

Chairman of the Board, Chief Executive Officer and President

Primoris Services Corporation

26000 Commercentre Drive

Lake Forest, California 92630

(949) 598-9242

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower, 65 East 55th Street

New York, New York 10022

(212) 451-2300

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee(1)
$4,500,000	$176.85

(1)                                  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of cash offered by the Company.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                Amount Previously Paid: $176.85

                                                Filing Party: Primoris Services Corporation

                                                Form or Registration No.: Schedule TO

                                                Date Filed: 11/26/2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

                                                Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2008, as amended by Amendment No. 1 to Schedule TO filed with the SEC on December 29, 2008 (as amended and supplemented, the “Schedule TO”), relating to the offer by Primoris Services Corporation (“Primoris” or the “Company”) to purchase up to $4,500,000 worth of the Company’s publicly traded and privately placed common stock purchase warrants, each of which entitles the holder to purchase one share of the Company’s common stock at a price of $5.00 per share and is exercisable at any time on or prior to October 2, 2010, unless earlier redeemed (collectively, the “Warrants”), at a price not greater than $1.20 nor less than $0.85 per Warrant, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 26, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 31, 2008, Primoris announced the final results of the tender offer, which expired at 12:00 Midnight, Eastern Time, on December 24, 2008. A copy of the press release is filed as Exhibit (a)(5)(F) to this Amendment and is incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(F)                                                     Press Release dated December 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMORIS SERVICES CORPORATION

By:	/s/ John P. Schauerman
Name:	John P. Schauerman
Title:	Chief Financial Officer and Director

Date: December 31, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase for Cash, dated November 26, 2008.

(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(C)*	Notice of Guaranteed Delivery.

(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)(A)*	Press Release dated November 26, 2008.

(B)*	Registrant’s Form 424(b)(3) Final Prospectus filed July 10, 2008, SEC File No. 333-150343 (Incorporated herein by reference).

(C)*	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed November 14, 2008 (Incorporated herein by reference).

(D)*	Current Report on Form 8-K dated July 31, 2008, filed August 6, 2008, as amended on August 11, 2008 (Incorporated herein by reference).

(E)**	Press Release dated December 29, 2008.

(F)	Press Release dated December 31, 2008.

(d)*

Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Rhapsody Acquisition Corp. (Incorporated herein by reference to Rhapsody Acquisition Corp.’s Registration Statement on Form S-1 or amendments thereto (SEC File No. 333-134694)).

(g)	None.

(h)	Not applicable.

* Previously filed with the Schedule TO-I on November 26, 2008.

** Previously filed with the Schedule TO-I/A on December 29, 2008.